May 17, 2005

Mail Stop 0409

Oliver T. Carr, III
Chairman, President and Chief Executive Officer
Columbia Equity Trust, Inc.
1750 H Street, N.W., Suite 500
Washington, D.C.  20006

Re:	Columbia Equity Trust, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed April 27, 2005
      Registration No. 333-122644

Dear Mr. Carr:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Contribution Agreements

1. We note from your response to comment 1 that you believe that the private placements of the operating partnership units were completed prior to the filing of the registration statement and that pursuant to Rule 152 these private placements should not be integrated with this offering. We also note you amended several of these contribution agreements subsequent to filing the registration statement to permit Carr Capital and its affiliates to elect to receive shares of common stock in lieu of operating partnership agreements and to extend the closing date. As such it does not appear that you may rely upon Rule 152 since the material terms of the contribution agreements were not fixed prior to filing the registration statement. Please provide further analysis regarding integration of these private placements with the IPO.

2. We note that the consideration payable in a number of the contribution agreements is based on the amount of net cash flow that the contributors would be entitled to receive under the relevant LLC agreements upon a hypothetical sale of the property. Supplementally, please provide copies of the LLC agreements, including any amendments, referenced in Exhibits 10.1, 10.2, 10.4, 10.12, 10.14, and 10.15. Also, please explain supplementally how the consideration will be calculated under these agreements and give us examples of how the formulas will work.

3. We note that the consideration payable in a number of the contribution agreements is based on the value of the contributor`s membership interest plus an internal rate of return as defined in the relevant operating agreement. Supplementally, please tell us how you will calculate the value of the contributors` membership interests.
If known, please quantify the amount of the contributor`s interest under each of the agreements and provide examples of how the formulas will work. Also, please provide copies of the operating agreements that define internal rate of return and any amendments to those agreements.

4. Refer to Exhibit 10.47. Supplementally, please explain how you will determine the projected aggregate asset management fees that are the basis for the consideration under this contribution agreement. Provide examples of how the formula will work.

5. Please file the operating partnership agreement with your next amendment or provide a copy of the agreement supplementally for us to review.

6. Supplementally, please discuss application of the roll-up rules to the formation transactions. If you believe the transactions are exempt from roll-up disclosure, please provide a detailed analysis supporting your conclusion.

General
7. We note from your response to comment 2 that you will use approximately 82% of the estimated proceeds of this offering to purchase identified properties. Under these circumstances, prior performance disclosure of the type required by Guide 5 for limited partnerships and applicable to IPO`s of REITs pursuant to Release 33-
6900, may not be required. However, should the amount of your offering or your intended use of proceeds change prior to effectiveness, please advise.




Prospectus Summary, page 1

Our Market, page 2

8. We note your response to prior comment 11. Please further revise the summary to eliminate or substantially reduce the disclosure under this heading. Detailed information about the market where you intend to focus is more appropriate for the body of the prospectus.

      Our Tax Status, page 11

9. We note your response to prior comment 21; however, we continue to believe that disclosure indicating you have received an opinion of counsel is appropriate for the summary. Please revise to clarify that you have received an opinion of counsel regarding your REIT status, consistent with the disclosure on page 131.

Risk Factors, page 16

Risk Related to Our Business and Properties, page 16

10. Recent news reports have indicated that the Department of Defense plans to move a substantial number of employees away from the Washington, D.C. metropolitan area, vacating a significant amount of leased space. Supplementally, please tell us how such a relocation would affect your portfolio. Consider providing additional risk factor disclosure that addresses this potential loss of tenants.

Our management and board of directors have discretion to increase the amount of our outstanding debt..., page 21

11. Please revise to describe this risk in more detail and to explain how the risk affects Columbia Equity or the securities being offered.

We may experience conflicts of interest with our chairman,
president
and chief executive officer and several of our executive officers relating to their ownership of operating partnership units, page
22

12. We note your response to prior comment 30. Please revise the risk factor to clarify that you currently have no policy or procedures in place to resolve conflicts of interest.



Distribution Policy, page 36

13. Refer to comment 39. We reissue that portion of the comment that requests you revise this section to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders.

14. We note your response to comment 41. We also note that your debt agreements will impose limits on your operations and your ability to make distributions to your stockholders. Please revise this section to provide a detailed discussion of each of those limits. In this regard, we note your disclosure on this page and the risk factor on the bottom of page 21.

Selected Financial and Other Data, page 37

15. We are unable to locate the revisions made in response to prior comment 43. We reissue prior comment 43 and ask you to amend your disclosure throughout the filing, as appropriate, or advise us.

Summary of Critical Accounting Policies and Estimates

Investment in Real Estate, page 43

16. Please supplementally advise us why you do not intend on applying purchase accounting for acquisitions from related parties in which stock or units are issued as consideration. In your response, please explain why these transactions are outside the scope of SFAS No. 141.
Refer to paragraph 10 of SFAS No. 141.

Formation Transactions, page 54

17. We note your response and revision relating to our comment 54. Specifically, we note your statement in the second paragraph on page
56 that "the contributors have made limited representations and warranties in the contribution agreements." Please revise further to describe the specific representations and warranties made by the contributors.

Our Business and Properties, page 61

18. Please revise your business section to provide a more robust discussion of the private REIT that owns the Barlow Building property, including the name of the private REIT and the persons who control it. Also, describe any restrictions that may limit or prevent the private REIT from making a distribution to Columbia Equity.


      Our Joint Venture Agreements, page 91

19. You indicate in the first sentence under this heading that you will own interests in six of your initial properties through joint
ventures.   Please reconcile this with your statement at the
bottom
of page 57 that you will acquire partial ownership interests in eight of your initial properties.

20. We note the summary of your joint venture agreements with JP
Morgan Investment Management, Inc. and Aetna Life Insurance
Company.
Please provide similar disclosure for your remaining joint venture agreements.

Certain Relationships and Related Party Transactions, page 106

      Certain Business Relationships, page 107

21. We note your response to comment 69. We are unable to locate the requested disclosure. Please revise to describe and quantify the "certain costs and expenses" incurred by Carr Capital that you will reimburse.

Underwriting, page 151

	Directed Share Program, page 152

22. We note your response to comment 73. We reissue our comment requesting that you tell us whether the business associates and related persons associated with you are registered broker-dealers. In this regard, we note that business associates and related persons associated with you will be eligible to purchase shares in the program.

Unaudited Pro Forma Combined Balance Sheet, page F-4

23. We have read your response to comment 81 and understand that the formation transactions require use of cash raised in the offering. However, we continue to believe that the pro forma financial position of the registrant before the offering should be transparent to investors. In that regard, please revise to distinguish the adjustments related to the formation transactions in order to illustrate your historical financial position before and after the formation transactions, as well as the offering.

Unaudited Pro Forma Combined Statement of Operations, page F-5

24. We have read your response to comment 82. We note that the size of the anticipated stock split is still under discussion and prior to the resolution of this matter, any earnings per share information will change. Once resolved, disclose basic and diluted per share data on the face of the pro forma income statement, as well as the number of shares used to compute per share data.

Notes to Unaudited Pro Forma Combined Financial Statements, page
F-6

25. Related to footnote 5, revise to give pro forma balance sheet effect to the one-time compensation charge you expect to record at the time of the offering based upon the estimated fair value of the
Company`s stock on the grant date.  Please note that pursuant to
Article 11-02(b)(6) of Regulation S-X, pro forma balance sheet adjustments shall be computed regardless of whether they have a continuing impact or are nonrecurring.

26. We note that depreciation has been calculated based on the estimated fair values of the assets being acquired. We reissue comment 84 and ask you to provide in a separate footnote sufficiently detailed support for your pro forma adjustment to depreciation expense. Disclose the new cost basis of each type of asset and the period and method of depreciation so that your policies and calculations are transparent to readers.

27. Further to our previous comment, we have reviewed your response to comment 84 and do not understand why information to complete a preliminary allocation of the purchase prices is not available.
We
note from page F-3 that these acquisitions are under contract, and it appears that you would have access to rent rolls and lease lists, if not the lease agreements. Please revise to perform a preliminary allocation and adjust your pro forma balance sheet and income statement, accordingly. You may highlight the uncertainties related to any amounts that may change and the related impact on your pro forma financial information. Refer to the Instructions to Rule 11-02 of Regulation S-X.

Columbia Equity Trust, Inc. Predecessor

Combined Balance Sheets, page F-16
28. Please supplementally advise us why your deferred offering costs have been reflected on the balance sheet of the Predecessor instead of the registrant. Additionally, please separately present any amounts due to CCC for such costs that are included in "Accounts payable and accrued expenses." Finally, we do not understand why these costs are not being contributed to the REIT in note 4 to your pro forma balance sheet. Please revise or advise us.




Note 2 - Summary of Significant Accounting Policies, page F-21

c) Real Estate Entities, page F-21

29. We note that Columbia Predecessor uses the equity method to account for its investments in uncombined real estate entities because it has significant influence, but not control, over the investees` operating and financial decisions. Expand your discussion to disclose the criteria by which you assess significant influence for your investments in partnerships and limited liability companies.

Significant Properties

Combined Statements of Revenue and Certain Expenses, page F-39

30. We have read your response to comment 91 and note that Item 3-
14
of Regulation S-X does not appear to distinguish between cash and unit consideration. In a supplemental response, clarify whether the related party interests are held by the common control group. If not, revise to include an audited statement of revenue and certain expenses for the three most recent fiscal years.

31. We have read your response to comment 92 and await the filing of your supplemental schedule showing the significant test calculations required by Item 3-14 of Regulation S-X.

King I, Madison Place and Carr Capital 1575 Eye Street Associates

Financial Statements, page F-50, F-60 and F-69

32. We have read your response to comment 93 and await the filing of your supplemental schedule showing your calculation of compliance with Item 3-09 of Regulation S-X.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	David C. Wright, Esq. (via facsimile)
      Hunton & Williams LLP
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Columbia Equity Trust, Inc.
Form S-11
Page 8